December 20, 2017

Submitted on EDGAR as "CORRESP"

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Craft Brew Alliance, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 16, 2017
File No. 0-26542

Dear Mr. Decker:

We are in receipt of your letter addressed to Mr. Joseph K. Vanderstelt and dated December 18, 2017, regarding the subject filing. I am writing to confirm that, as discussed, we are requesting an extension to the response deadline set forth in your letter and will provide our response on or before January 17, 2018.

Very truly yours,

CRAFT BREW ALLIANCE, INC.

By:     /s/Edwin A. Smith
    Edwin A. Smith
    Corporate Controller and Principal Accounting Officer

cc:	Mary Ann Frantz